

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via E-mail
Mr. Morgan Poliquin
President & CEO
Almaden Minerals Ltd.
Suite 1103-750 West Pender St.
Vancouver, British Columbia, V6C 2T8
Canada

     Re: **Almaden Minerals Ltd.**
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed March 31, 2011
               File No. 001-32702

Dear Mr. Poliquin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Brad Skinner

                      Brad Skinner
                      Senior Assistant Chief Accountant